EXHIBIT 12(b)

WELLS FARGO & COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Quarter ended June 30,		Six months ended June 30,
(in millions)	2012	2011	2012	2011

Earnings including interest on deposits (1):
Income before income tax expense	$7,092	6,073	13,740	11,459
Less: Net income from noncontrolling interests	99	124	171	179

Income before income tax expense and after noncontrolling interests	6,993	5,949	13,569	11,280
Fixed charges	1,402	1,798	2,859	3,711

	8,395	7,747	16,428	14,991

Preferred dividend requirement	331	332	681	599
Tax factor (based on effective tax rate)	1.51	1.51	1.53	1.46

Preferred dividends (2)	$331	332	681	599

Fixed charges (1):
Interest expense	1,317	1,706	2,684	3,527
Estimated interest component of net rental expense	85	92	175	184

	1,402	1,798	2,859	3,711

Fixed charges and preferred dividends	1,733	2,130	3,540	4,310

Ratio of earnings to fixed charges and preferred dividends (3)	4.84	3.64	4.64	3.48

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$6,993	5,949	13,569	11,280
Fixed charges	959	1,204	1,959	2,502

	7,952	7,153	15,528	13,782

Preferred dividends (2)	331	332	681	599

Fixed charges:
Interest expense	1,317	1,706	2,684	3,527
Less: Interest on deposits	443	594	900	1,209
Estimated interest component of net rental expense	85	92	175	184

	959	1,204	1,959	2,502

Fixed charges and preferred dividends	$1,290	1,536	2,640	3,101

Ratio of earnings to fixed charges and preferred dividends (3)	6.16	4.66	5.88	4.44

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.